510 Burrard St, 3rd Floor
Date: 23/02/2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Tahoe Resources Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	19/03/2012
Record Date for Voting (if applicable) :	19/03/2012
Beneficial Ownership Determination Date :	19/03/2012
Meeting Date :	10/05/2012 (AMENDED)

Hilton Toronto
Meeting Location (if available) :	145 Richmond Street West
Toronto, Ontario
M5H 2L2

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	873868103	CA8738681037

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Tahoe Resources Inc.